UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of

The Royal Bank of Scotland plc
RBS, Gogarburn, PO Box 1000
Edinburgh, EH12 1HQ
Scotland

Citizens Investment Advisors
c/o RBS Citizens, N.A.
Mail Stop RC 03-30
One Citizens Plaza
Providence, Rhode Island 02903

RBS Securities Japan Limited
Shin-Marunouchi Center Building,
1-6-2 Marunouchi, Chiyoda-ku, Tokyo 100-0005
Japan
APPLICATION PURSUANT TO SECTION 9(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR TEMPORARY AND PERMANENT ORDERS EXEMPTING APPLICANTS FROM THE PROVISIONS OF SECTION 9(a) OF SUCH ACT File No. [ ]

The Royal Bank of Scotland plc (“RBS plc”), Citizens Investment Advisors (“Citizens IA”), and RBS Securities Japan Limited (“RBSSJ” or the “Settling Firm”), (each an “Applicant” and collectively the “Applicants”),1 each hereby applies pursuant to Section 9(c) of the Investment Company Act of 1940, as amended (the “Act”), for (i) a temporary order granting an exemption from Section 9(a) of the Act pending the determination of the Securities and Exchange Commission (the “Commission”) on this application (“Application”) for permanent exemption (the “Temporary Order”) and (ii) a permanent order exempting them from the provisions of Section 9(a) of the Act (the “Permanent Order,” and together with the Temporary Order, the “Orders”) in respect of the conviction of the Settling Firm. The Settling Firm is also a party to this Application.2

As set forth below, one of the Applicants, Citizens IA, serves as investment sub-adviser to one management investment company registered under the Act (the “Fund”) (such activity, “Fund Service Activities”).  While the Applicants believe that no existing company of which the Settling Firm is an “affiliated person” within the meaning of Section 2(a)(3) of the Act (“Affiliated Person”) (other than Citizens IA as described above) currently serves as an investment adviser or depositor of any investment company registered under the Act (“RIC”), employees’ securities company (“ESC”) or investment company that has elected to be treated as a business development company under the Act (“BDC”), or principal underwriter for any open-end registered investment company under the Act (“Open-End Fund”), unit investment trust registered under the Act (“UIT”), or face-amount certificate company registered under the Act (“FACC”), Applicants request that any relief granted by the Commission pursuant to this Application also apply to any existing company of which the Settling Firm is an Affiliated Person and to any other company of which the Settling Firm may become an Affiliated Person in the future (together with the Applicants, the “Covered Persons”) with respect to any activity contemplated by Section 9(a) of the Act.3 Applicants request that the Temporary Order remain in effect until the Commission acts on the Application for the Permanent Order.

I.	Background

A.	Applicants

RBS plc is a company organized under the laws of Scotland and is a wholly-owned subsidiary of The Royal Bank of Scotland Group plc (“RBSG”). RBS plc and RBSG are international banking and financial services companies that provide a wide range of products and services to customers around the world.  RBS plc and RBSG are both foreign banking organizations for purposes of Section 8 of the International Banking Act of 1978, as amended, and Subpart B of Regulation K, bank holding companies for purposes of the Bank Holding Company Act of 1956, as amended (the “BHC Act”) and financial holding companies for purposes of the BHC Act.

Citizens IA is a separately identifiable department of RBS Citizens, N.A., which is an indirect wholly-owned subsidiary of RBSG and bank subsidiary of RBS Citizens Financial Group, Inc. (“CFG”). CFG is a wholly-owned subsidiary of RBSG. Citizens IA is an investment adviser registered under the Investment Advisers Act of 1940, as amended, and the investment sub-adviser to the Fund listed in Part 1 of Annex A.  The assets under management of the Fund for which Citizens IA provides investment sub-advisory services is approximately $257.0 million as of January 31, 2013.

RBSSJ is a wholly-owned subsidiary of RBS plc with its principal place of business in Tokyo, Japan.  RBSSJ engages in securities business operations, including derivatives trading.

B.	The Information, the Plea Agreement and the Judgment

On April 12, 2013, the Fraud Section of the Criminal Division and the Antitrust Division of the United States Department of Justice (together, the “Department of Justice”) filed a one-count criminal information (the “Information”) in the U.S. District Court for the District of Connecticut (the “District Court”) charging one count of wire fraud, in violation of Title 18, United States Code, Section 1343. The Information charges that between approximately 2006 and at least 2010, the Settling Firm engaged in a scheme to defraud counterparties to interest rate derivatives trades executed on its behalf by secretly manipulating benchmark

1     A list of the registered investment companies to which the Applicants serve as investment sub-adviser as of April 12, 2013 is contained in Annex A.

2     The Settling Firm does not serve as an investment adviser, depositor or principal underwriter to any registered investment company.

3     The Applicants and other Covered Persons may, if the Orders are granted, in the future act in any of the capacities contemplated by Section 9(a) of the Act subject to the applicable conditions of the Orders.

RBS 9(c)

interest rates to which the profitability of those trades was tied. The Information charges that, in furtherance of this scheme, on or about October 5, 2009, the Settling Firm committed wire fraud in violation of Title 18, United States Code, Sections 1343 by transmitting, or causing the transmission of (i)  an electronic chat between a derivatives trader employed by the Settling Firm and an RBS plc derivatives trader, (ii) a subsequent submission for the London InterBank Offered Rate for Japanese Yen (“Yen LIBOR”) to Thomson Reuters, and (iii) subsequent publication of a Yen LIBOR rate through international and interstate wires.

In addition, on April 12, 2013, the Department of Justice filed a two-count criminal information (the “RBS plc Information”) in the District Court charging one count of wire fraud, in violation of Title 18, Unites States Code, Section 1343 and one count of price-fixing, in violation of the Sherman Act, Title 15, United States Code, Section 1. The RBS plc Information charges that between approximately 2006 and at least 2010, RBS plc engaged in a scheme to defraud counterparties to interest rate derivatives trades executed on its behalf by secretly manipulating benchmark interest rates to which the profitability of those trades was tied. The RBS plc Information charges that, in furtherance of this scheme, the defendant transmitted or caused the transmission of (i) an electronic chat between a derivatives trader and a money market trader, (ii) a subsequent submission for the London InterBank Offered Rate for Swiss Franc (“Swiss Franc LIBOR”) to Thomson Reuters, and (iii) a subsequent publication of a Swiss Franc LIBOR rate through international and interstate wires.  The RBS plc Information also charges that from at least as early as 2007 through at least 2010, RBS plc engaged in a combination and conspiracy in unreasonable restraint of interstate and foreign commerce.  The charged combination and conspiracy consisted of an agreement, understanding and concert of action among RBS plc and its co-conspirators, the substantial terms of which were to fix the price of Yen LIBOR-based derivative products by fixing Yen LIBOR, a key component of the price thereof, on certain occasions.

Pursuant to a plea agreement, attached hereto as Annex B (the “Plea Agreement”), the Settling Firm entered a plea of guilty (the “Guilty Plea”) on April 12, 2013 in the District Court. In the Plea Agreement, the Settling Firm, among other things, agreed to a fine of $50 million. The Applicants expect that the District Court will enter a judgment against the Settling Firm (the “Judgment”) that will require remedies that are materially the same as set forth in the Plea Agreement.

In addition, RBS plc entered into a deferred prosecution agreement with the Department of Justice on February 6, 2013 (the “Deferred Prosecution Agreement”) relating to submissions of the Yen LIBOR and other benchmark interest rates. In the Deferred Prosecution Agreement, RBS plc has agreed to, among other things, (i) continue to provide full cooperation with the Department of Justice and any other law enforcement or government agency designated by the Department of Justice until the conclusion of all investigations and prosecutions arising out of the conduct described in the Deferred Prosecution Agreement; (ii) strengthen its internal controls as required by certain other U.S. and non-U.S. regulatory agencies that have addressed the misconduct described in the Deferred Prosecution Agreement; and (iii) the payment of $150 million, which includes amounts incurred by the Settling Firm for criminal penalties arising from the Judgment. The individuals at the Settling Firm and at any other Covered Person who were identified by the Settling Firm, RBS plc or any U.S. or non-U.S. regulatory or enforcement agencies as being responsible for the conduct underlying the Plea Agreement (including the conduct described in any of the Exhibits thereto) (the “Conduct”) have either resigned or have been terminated.4 The Fund was not a counterparty to any transaction with the Settling Firm related to the Conduct.

II.	Application of Section 9 of the Act

Section 9(a)(1) of the Act provides, in pertinent part, that a person may not serve or act as, among other things, an investment adviser or depositor of any investment company registered under the Act, or as principal underwriter for any registered open-end investment company, registered unit investment trust or registered face-amount certificate company if the person “within 10 years has been convicted of any felony or misdemeanor . . . arising out of such person’s conduct as [a] broker [or] dealer.” Section 2(a)(10) of the Act defines the term “convicted” to include a plea of guilty. Section 9(a)(3) extends the prohibitions of Section 9(a)(1) to a company, any “affiliated person” of which is disqualified under the provisions of section 9(a)(1). “Affiliated person” is defined in Section 2(a)(3) of the Act to include, among others,

4     The Applicants note that a junior level employee of a Covered Person (the “Employee”) who was not responsible for the Conduct remains employed by a Covered Person.  The Applicants have concluded that the Employee was not responsible for the Conduct and the Employee has not been identified by any U.S. or non-U.S. regulatory or enforcement agencies as being responsible for the Conduct.  The Applicants acknowledge that the SEC has not been asked to determine, and has not determined, whether or not the Employee is responsible for the Conduct.

RBS 9(c)

(A) any person directly or indirectly owning, controlling, or holding with power to vote, five per centum or more of the outstanding voting securities of such other person; (B) any person five per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person.

Taken together, Sections 9(a)(1) and 9(a)(3) would have the effect of precluding Citizens IA from acting as a sub-adviser for the Fund. The Guilty Plea would result in a disqualification of Citizens IA for ten years under Section 9(a)(3) because the Settling Firm is an Affiliated Person of Citizens IA within the meaning of Section 2(a)(3) of the Act and would become the subject of a conviction described in Section 9(a)(1). Other Covered Persons, including the other Applicants, could be similarly disqualified pursuant to Section 9(a)(3) were they to act in any of the capacities listed in Section 9(a) with respect to a RIC,  ESC or BDC subject to Section 9.

Section 9(c) of the Act provides that, upon application, the Commission shall by order grant an exemption from the provisions of Section 9(a), either unconditionally or on an appropriate temporary or other conditional basis, to any person if that person establishes that: (1) the prohibitions of Section 9(a), as applied to the person, are unduly or disproportionately severe; or (2) the conduct of the person has been such as not to make it against the public interest or protection of investors to grant the exemption. In determining whether an exemption should be granted under Section 9(c), the Commission historically has analyzed the facts and circumstances of each case and has focused particularly on whether the parties seeking relief had no involvement in, or have remedied, the conduct that serves as the basis for disqualification under Section 9(a).5

III.	Statement in Support of Application

In support of their position that the Commission should issue the Orders, the Applicants assert the following.

A.	Limited Scope of the Misconduct

The Conduct did not involve any of the Applicants acting as an investment adviser or depositor of any RIC, ESC or BDC, or principal underwriter for any Open-End Fund, UIT or FACC. The Conduct similarly did not involve any RIC, ESC or BDC with respect to which the Settling Firm engaged in Fund Service Activities.6 The legislative history of Section 9 indicates that the purpose of the Section “was to get rid of persons with criminal records, persons who were under injunctions from the courts of competent jurisdiction for improper practices in connection with securities.”7 At the time Section 9 was adopted, investment companies typically were managed by relatively small partnerships. It could not have been foreseen that investment advisers and other service providers to investment companies would in the future be part of large financial service organizations like the Applicants. As a result, the drafters of the provision could not have intended that Section 9 would operate as it does in the present case. That is, it was not intended that a RIC, ESC or BDC would have to be deprived of its management or an Open-End Fund or UIT of its distribution because of charged violations that are not even remotely related to the manager’s or distributor’s Fund Service Activities. In the absence of improper practices relating to their Fund Service Activities, therefore, the Applicants submit that Section 9(a) should not operate to bar them from serving RICs, ESCs, BDCs and their shareholders.

As a result of the foregoing, the conduct of the Applicants has not been such to make it against the public interest or the protection of investors to grant the Application.

B.	Hardships on the Fund and its Shareholders

The inability of the Applicant, i.e., Citizens IA, that serves as investment sub-adviser to the Fund (the “Adviser Applicant”) to continue providing such services to the Fund would result in the Fund and its shareholders facing potential hardship.8 Neither the protection of investors nor the public interest would be served by permitting the Section 9(a) disqualifications to apply to the Adviser

5     Cf. Applications for Relief from Disqualification, Investment Company Act Release No. 8689 (Feb. 26, 1975).

6     The Settling Firm does not engage, and has not engaged, in Fund Service Activities.

7     Investment Trusts and Investment Companies: Hearings on S. 3580 Before the Subcomm. on Securities and Exchange of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 874 (1940) (statement of Judge Healy).

8     The Adviser Applicant is Citizens IA.

RBS 9(c)

Applicant because those disqualifications would deprive the Fund of the sub-advisory services that shareholders expected the Fund would receive when they decided to invest in the Fund. Uncertainty caused by prohibiting the Adviser Applicant from continuing to serve the Fund in a sub-advisory capacity would disrupt investment strategies and might result in large net redemptions of shares of the Fund, which could frustrate efforts to manage effectively the Fund’s assets and could increase the Fund’s expense ratios to the detriment of non-redeeming shareholders. In addition, disqualifying the Adviser Applicant could result in substantial costs to the Fund and others because of the need to obtain shareholder approvals of new investment advisory or sub-advisory agreements with a new adviser or sub-adviser. The costs of obtaining such approvals could be substantial and would include the costs of: (1) identifying a suitable successor investment adviser or sub-adviser; (2) calling a special meeting of the board of trustees of the Fund; (3) preparing, printing and mailing proxy materials to all shareholders; (4) actively soliciting shareholder proxies and tabulating those proxies; and (5) holding the shareholder meetings. The prohibitions of Section 9(a) could, therefore, operate to the financial detriment of the Fund and its shareholders.

C.	Adverse Effect on Applicants

If the Adviser Applicant were barred under Section 9(a) from providing investment advisory services to the Fund and were unable to obtain the requested exemption, the effect on its business and employees would be severe. The Adviser Applicant has committed substantial capital and other resources to establishing expertise in sub-advising RICs. Without relief under Section 9(c), the Adviser Applicant would be prevented from offering sub-advisory services that represent a valuable part of the total financial services it offers. The effects on the Adviser Applicant would be particularly dire as investment sub-advisory activities represent a substantial part of its business.

Prohibiting the Adviser Applicant from engaging in Fund Service Activities would not only adversely affect its business, but would also adversely affect its employees who are involved in these activities.  Many of these employees could experience significant difficulties in finding alternative, fund-related employment.  For these reasons, the imposition of the Section 9(a) disqualification on the Adviser Applicant would be unduly and disproportionately severe.

In addition, if the Applicants or Covered Persons are unable to expand their businesses in the future because of the imposition of the Section 9(a) disqualification, it could also have an adverse impact on their businesses.

Finally, disqualifying the Applicants from serving in the capacities specified in Section 9(a) would be unduly and disproportionately severe given the remedial actions that the Settling Firm will take to address the Conduct.

D.	Absence of Any Connection Between the Misconduct and Applicants’ Fund Service Activities

The Conduct did not involve any of the Applicants’ Fund Service Activities. The Settling Firm does not serve in any of the capacities described in section 9(a) of the Act. Similarly, the Conduct did not involve the Fund, or the assets of the Fund, with respect to which the Applicants provided Fund Service Activities.

E.	No Involvement of Applicants’ Personnel

Applicants note that (i) none of the current or former directors, officers or employees of the Applicants (other than certain personnel of the Settling Firm and RBS plc who were not involved in any of the Applicants’ Fund Service Activities) had any knowledge of, or had any involvement in, the Conduct; (ii) no former employee of the Settling Firm or of any Covered Person who previously has been or who subsequently may be identified by the Settling Firm, RBS plc or any U.S. or non-U.S. regulatory or enforcement agencies as having been responsible for the Conduct will be an officer, director, or employee of any Applicant or of any other Covered Person;9 (iii) no employee of the Settling Firm or of any Covered Person who was involved in the Conduct had any, or will have any future, involvement in the Covered Persons’ activities in any capacity described in section 9(a) of the Act; and (iv) because the personnel of the Applicants (other than certain personnel of the Settling Firm and RBS plc who were not involved in any of the Applicants’ Fund Service Activities) did not have any involvement in the Conduct, shareholders of the Fund were not affected any differently than if the Fund had received services from any other non-affiliated investment adviser.

9     See supra note 4.

RBS 9(c)

F.	Remedial Actions to Address the Misconduct

After extensive investigation, the Department of Justice has negotiated a settlement with RBS plc and the Settling Firm, reflected in the Deferred Prosecution Agreement and the Plea Agreement, respectively.

The Settling Firm has agreed to comply with several undertakings pursuant to the Plea Agreement, including, among other things, the following: (i) providing full cooperation with the Department of Justice, the Federal Bureau of Investigation and any other law enforcement or government agency designated by the Department of Justice, including, at the request of the Department of Justice, foreign law enforcement authorities and agencies and (ii) the payment of a fine in the amount of $50 million.

RBS plc has agreed to comply with several undertakings pursuant to the Deferred Prosecution Agreement including, among other things, the following: (i) providing full cooperation with the Department of Justice and any other law enforcement or government agency designated by the Department of Justice until the conclusion of all investigations and prosecutions arising out of the conduct described in the Deferred Prosecution Agreement; (ii) further strengthening internal controls as required by the U.S. Commodity Futures Trading Commission, the U.K. Financial Services Authority and any other regulatory or enforcement agencies that have addressed the misconduct described in the Deferred Prosecution Agreement; and (iii) the payment of $150 million, less any criminal penalties that might be imposed by the District Court on the Settling Firm in connection with its guilty plea and Plea Agreement.

In the Deferred Prosecution Agreement, the Department of Justice acknowledges RBS plc’s ongoing cooperation. The Deferred Prosecution Agreement notes that RBS plc, among other things, (i) conducted an internal investigation of the misconduct and disclosed its findings to the Department of Justice, facilitated interviews of current and former employees and collected, analyzed and organized voluminous evidence and information for the Department of Justice and (ii) significantly expanded and enhanced its legal and regulatory compliance program and took extensive steps to remediate the misconduct. The Deferred Prosecution Agreement further notes that RBS plc, RBSG and RBSG’s other subsidiaries (collectively, the “RBS Group of Companies”) have agreed to continue to cooperate with the Department of Justice and, at the request of the Department of Justice, with other domestic and foreign law enforcement authorities, in any ongoing investigation of the RBS Group of Companies and any of their present and former officers, directors, employees and agents relating to the manipulation of benchmark interest rate submissions.

As a result of the foregoing, the Applicants respectfully submit that granting an exemption as requested in the Application would be consistent with the public interest and the protection of investors.

G.	Actions Taken with Respect to the Fund

To provide further assurance that the exemptive relief being requested herein would be consistent with the public interest and the protection of the investors, the Applicants agree that they will, as soon as reasonably practical, distribute to the board of trustees (“Board”) of the Fund written materials describing the circumstances that led to the Guilty Plea, any impact on the Fund and this Application. The written materials will include an offer to discuss the materials at an in-person meeting with the Board of the Fund, including the directors who are not “interested persons” of the Fund as defined in Section 2(a)(19) of the Act and their independent legal counsel as defined in rule 0-1(a)(6) under the Act. The Applicants undertake to provide the Fund’s Board with all information concerning the Plea Agreement and this Application necessary for the Fund to fulfill its disclosure and other obligations under the federal securities laws and will provide it a copy of the Judgment as entered by the District Court.

H.	Applicants’ Prior Section 9(c) Orders

None of the Applicants has previously applied for an exemptive order under Section 9(c) of the Act.

I.	Applicants’ Conditions

The Applicants agree that any order granted by the Commission pursuant to this Application will be subject to the following conditions:

Any temporary exemption granted pursuant to the Application shall be without prejudice to, and shall not limit the Commission’s rights in any manner with respect to, any Commission investigation of, or administrative proceedings involving

RBS 9(c)

or against, Covered Persons, including, without limitation, the consideration by the Commission of a permanent exemption from section 9(a) of the Act requested pursuant to the Application or the revocation or removal of any temporary exemptions granted under the Act in connection with the Application.

Neither the Applicants nor any of the other Covered Persons will employ any of the former employees of the Settling Firm or of any other Covered Person who previously has been or who subsequently may be identified by the Settling Firm, RBS plc or any U.S. or non-U.S. regulatory or enforcement agency as having been responsible for the Conduct, in any capacity, without first making a further application to the Commission pursuant to section 9(c).10

J.	Conclusion

For the reasons set forth above, Applicants meet the standards for exemption specified in Section 9(c) of the Act and, therefore, respectfully apply, on behalf of themselves and the Covered Persons, for the entry of the Orders by the Commission.

IV.	Authorization

Pursuant to rule 0-2(f) under the Act, the Applicants state that their addresses are as indicated on the cover page of this Application and further state that all communications or questions concerning this Application should be directed to:

The Royal Bank of Scotland plc

Sheldon I. Goldfarb
RBS
General Counsel, Americas
600 Washington Boulevard
Stamford, CT 06901

Citizens Investment Advisors

Michele Goldmeer
Wealth Management Legal Counsel, Senior Vice President
RBS Citizens Financial Group Inc.
101 Park Avenue, 10th Floor
New York, NY 10178

RBS Securities Japan Limited

Sheldon I. Goldfarb
RBS
General Counsel, Americas
600 Washington Boulevard
Stamford, CT 06901

with a copy to:

Jeffrey M. Oakes
Davis Polk & Wardwell London LLP
99 Gresham Street
London EC2V 7NG
England
+44-20-7417-1386

10     See supra note 4.

RBS 9(c)

Gregory S. Rowland
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
(212) 450-4930

The Applicants request that the Commission issue the requested Orders pursuant to rule 0-5 under the Act without conducting a hearing.

Pursuant to rule 0-2(c)(l) under the Act, each Applicant states that under the provisions of each Applicant’s governing instruments, the responsibility for the management of its affairs and business is vested in its Chief Executive Officer, Board of Directors or Trustees, officers or other governing body, as applicable. Each Applicant represents that the undersigned individual is authorized to file this Application in its name and on its behalf. The certifications and resolutions required by rule 0-2(c)(l) under the Act are attached as Exhibits A-1 through A-3 and Attachment 1 of this Application, and the verifications required by rule 0-2(d) under the Act are included in the signature pages to this Application.

RBS 9(c)

The Applicant named below has caused this Application to be duly signed on its behalf on April 12, 2013. The authorization required by rule 0-2(c) under the Act is included in Exhibit A-1 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

THE ROYAL BANK OF SCOTLAND PLC

By:	/s/ Sheldon I. Goldfarb

Name:	Sheldon I. Goldfarb
Title:	General Counsel, RBS Legal, Americas

RBS 9(c)

The Applicant named below has caused this Application to be duly signed on its behalf on April 12, 2013. The authorization required by rule 0-2(c) under the Act is included in Exhibit A-2 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken.  The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

CITIZENS INVESTMENT ADVISORS (A SEPARATELY IDENTIFIABLE DEPARTMENT OF RBS CITIZENS, N.A.)

By:	/s/ Gregory J. Suchy

Name:	Gregory J. Suchy
Title:	Senior Vice President

RBS 9(c)

The Applicant named below has caused this Application to be duly signed on its behalf on April 12, 2013. The authorization required by rule 0-2(c) under the Act is included in Exhibit A-3 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken.  The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

RBS SECURITIES JAPAN LIMITED

By:	/s/ Sheldon I. Goldfarb

Name:	Sheldon I. Goldfarb
Title:	General Counsel, RBS Americas

RBS 9(c)

Exhibit A-1

Authorization

Officer’s Certificate

The undersigned, being duly appointed Corporate Secretary, RBS Legal, Americas, of The Royal Bank of Scotland plc (“RBS plc”), does hereby certify that this Application is signed by Sheldon I. Goldfarb, General Counsel, RBS Legal, Americas, of RBS plc, pursuant to the general authority vested in him as such under the Senior Power of Attorney by RBS plc dated as of October 31, 2012.

IN WITNESS WHEREOF, I have set my hand this April 12, 2013.

THE ROYAL BANK OF SCOTLAND PLC

By:	/s/ Robin S. Elkowitz

Name:	Robin S. Elkowitz
Title:	Corporate Secretary, RBS Legal, Americas

RBS 9(c)

Exhibit A-2

Authorization

Officer’s Certificate

The undersigned, being duly elected/appointed Senior Vice President of RBS Citizens, N.A., of which Citizens Investment Advisors (“Citizens IA”) is a separately identifiable department, does hereby certify that this Application is signed by Gregory J. Suchy, Senior Vice President of RBS Citizens, N.A., of which Citizens IA is a separately identifiable department, pursuant to the general authority vested in him as such under RBS policy and required documents.

IN WITNESS WHEREOF, I have set my hand this April 12, 2013.

CITIZENS INVESTMENT ADVISORS (A SEPARATELY IDENTIFIABLE DEPARTMENT OF RBS CITIZENS, N.A.)

By:	/s/ Edward P. Cahillane

Name:	Edward P. Cahillane
Title:	Senior Vice President

RBS 9(c)

Exhibit A-3

Authorization

Officer’s Certificate

The undersigned, being duly elected/appointed Head of Litigation of RBS Americas and being authorized to certify as to the authority of an authorized signatory of RBS Securities Japan Limited (“RBSSJ”), does hereby certify that this Application is signed by Sheldon I. Goldfarb, General Counsel, RBS Americas and authorized signatory of RBSSJ, pursuant to the general authority vested in him as such under a written resolution, dated February 8, 2013, of the Directors of RBSSJ.

IN WITNESS WHEREOF, I have set my hand this April 12, 2013.

RBS SECURITIES JAPAN LIMITED

By:	/s/ Kathleen McCarthy

Name:	Kathleen McCarthy
Title:	Head of Litigation, RBS Americas

RBS 9(c)

Attachment 1

RBS SECURITIES JAPAN LIMITED (the "Company")

WRITTEN RESOLUTIONS OF ALL THE DIRECTORS OF THE COMPANY
PASSED PURSUANT TO ARTICLE 115 OF THE ARTICLES OF ASSOCIATION
OF THE COMPANY

_______________________________________________________

We, being all the Directors of the Company for the time being:

HAVING CONSIDERED

1.
The discussions between the Company, through its legal counsel, and the United States Department of Justice, Criminal Division, Fraud Section, and the Antitrust Division (together, the "DOJ") regarding its investigation into potential criminal violations related to the London Interbank Offered Rate ("LIBOR") and other benchmark interest rates (the "LIBOR Investigation").

2.	The discussions between the Company, through its legal counsel, and the Securities and Exchange Commission (the "SEC") regarding the LIBOR Investigation.

3.	The terms of an exemption application made pursuant to section 9 (c) of the Investment Company Act of 1940, as circulated to the Board on February 7, 2013 (the "Exemption Application").

RESOLVE THAT:

1.	Sheldon Goldfarb, General Counsel, RBS Americas is hereby authorized to execute the Exemption Application on behalf of the Company and with such modifications as he may approve.

2.	Kathleen McCarthy, Head of Litigation, RBS Americas is hereby authorized to certify as to the authority of an authorized signatory of the Company.

3.
The directors of the Company and legal counsel for the Company are hereby each individually authorized to take any actions necessary or appropriate, and to approve the forms, terms or provisions of any agreement or other documents necessary to effectuate the intent of these Written Resolutions (including execution and delivery of any such agreement or document on behalf of the Company).

4.
All of the actions of the directors of the Company and legal counsel for the Company, which actions would have been within the scope of these Written Resolutions except that such actions were taken prior to the adoption of these Written Resolutions, are hereby severally ratified, confirmed, approved and adopted as actions on behalf of the Company.

RBS 9(c)

1

5.	The directors of the Company are individually authorized to provide to the SEC a certified copy of these Written Resolutions.

Dated 8 February 2013

Signed:

Ernfred Michael Olsen	/s/ Ernfred Michael Olsen

(Director RBS Securities Japan Limited)

Ryusuke Otani	/s/ Ryusuke Otani

(Director RBS Securities Japan Limited)

Shoji Taniguchi	/s/ Shoji Taniguchi

(Director RBS Securities Japan Limited)

Kenji Yamamoto	/s/ Kenji Yamamoto

(Director RBS Securities Japan Limited)

RBS 9(c)

2

Annex A

Part 1

Funds for Which Citizens IA Provides Investment Management Services

As Sub-Adviser:

Aquila Narragansett Tax-Free Income Fund

RBS 9(c)

Annex B

Plea Agreement

RBS 9(c)

The Defendant's Agreement

1. RBS Securities Japan agrees to waive indictment and plead guilty to a one-count criminal Information filed in the District of Connecticut charging RBS Securities Japan with wire fraud, in violation of Title 18, United States Code, Section 1343. RBS Securities Japan further agrees to persist in that plea through sentencing and, as set forth below, to cooperate fully with the Department in its investigation into all matters related to the conduct charged in the Information.

2. RBS Securities Japan understands and agrees that this Agreement is between the Fraud Section and the Antitrust Division of the Department of Justice and RBS Securities Japan and does not bind any other division or section of the Department of Justice or any other federal, state, or local prosecuting, administrative, or regulatory authority. Nevertheless, the Department will bring this Agreement and the cooperation of RBS Securities Japan, its direct or indirect affiliates, subsidiaries, and parent corporation, to the attention of other prosecuting authorities or other agencies, if requested by RBS Securities Japan.

3. RBS Securities Japan agrees that this Agreement will be executed by an authorized corporate representative. RBS Securities Japan represents that a resolution duly adopted by RBS

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Securities Japan's Board of Directors is attached to this Agreement as Exhibit 1 and represents that the signatures on this Agreement by RBS Securities Japan and its counsel are authorized by RBS Securities Japan's Board of Directors, on behalf of RBS Securities Japan.

4. RBS Securities Japan agrees that it has the full legal right, power, and authority to enter into and perform all of its obligations under this Agreement.

5. RBS Securities Japan agrees to abide by all terms and obligations of this Agreement as described herein, including, but not limited to, the following:

(1) to plead guilty as set forth in this Agreement;

(2) to abide by all sentencing stipulations contained in this Agreement;

(3) to appear, through its duly appointed representatives, as ordered for all court appearances, and obey any other court order in this matter;

(4) to commit no further federal crimes;

(5) to be truthful at all times with the Court;

(6) to pay the applicable fine and special assessment; and

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(7) to work with its parent corporation, The Royal Bank of Scotland plc ("RBS"), in fulfilling the obligations described in the undertakings given by RBS in connection with resolving investigations by the Department of Justice, the U.S. Commodity Futures Trading Commission ("CFTC") (attached to this Agreement as Exhibit 2) and the U.K. Financial Services Authority ("FSA").

6. RBS Securities Japan agrees that in the event RBS Securities Japan sells, merges, or transfers all or substantially all of its business operations as they exist as of the date of this Agreement, whether such sale(s) is/are structured as a stock or asset sale, merger, or transfer, RBS Securities Japan shall include in any contract for sale, merger, or transfer a provision fully binding the purchaser(s) or any successor(s) in interest thereto to the obligations described in this Agreement.

7. RBS Securities Japan agrees to continue to cooperate fully with the Department, the Federal Bureau of Investigation (the "FBI"), and any other law enforcement or government agency designated by the Department in a manner consistent with applicable law and regulations. At the request of the Department, RBS

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Securities Japan shall also cooperate fully with foreign law enforcement authorities and agencies. RBS Securities Japan shall, to the extent consistent with the foregoing, truthfully disclose to the Department all factual information not protected by a valid claim of attorney-client privilege or work product doctrine protection with respect to the activities of RBS Securities Japan and its affiliates, its present and former directors, officers, employees, and agents, between the date of this Agreement and the expiration of the Deferred Prosecution Agreement dated February 6, 2013 between the Department and RBS ("Attachment A" to the "DPA"), in *United States v. The Royal Bank of Scotland plc*, concerning all matters relating to (a) the manipulation, attempted manipulation, or interbank coordination of any benchmark rates, or (b) violations of United States laws concerning fraud or antitrust, or governing securities or commodities markets, about which RBS Securities Japan has any knowledge or about which the Department, the FBI, or any other law enforcement or government agency designated by the Department, or, at the request of the Department, any foreign law enforcement authorities and agencies, shall inquire. This obligation of truthful disclosure includes the obligation of RBS Securities Japan to provide to the Department, upon request, any non-privileged or non-protected document, record, or other tangible

5

evidence about which the aforementioned authorities and agencies shall inquire of RBS Securities Japan, subject to the direction of the Department.

8. RBS Securities Japan agrees that any fine or restitution imposed by the Court will be due and payable within ten (10) business days of sentencing, and RBS Securities Japan will not attempt to avoid or delay payments. RBS Securities Japan further agrees to pay the Clerk of the Court for the United States District Court for the District of Connecticut the mandatory special assessment of $400 within ten (10) business days from the date of sentencing.

9. RBS Securities Japan agrees that if the defendant company, its parent corporation, or any of its direct or indirect affiliates or subsidiaries issues a press release or holds a press conference in connection with this Agreement, RBS Securities Japan shall first consult with the Department to determine whether (a) the text of the release or proposed statements at any press conference are true and accurate with respect to matters between the Department and RBS Securities Japan; and (b) the Department has no objection to the release or statement. Statements at any press conference concerning this matter shall be consistent with such a press release.

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The Department's Agreement

10. In exchange for the guilty plea of RBS Securities Japan and the complete fulfillment of all of its obligations under this Agreement, the Department agrees it will not file additional criminal charges against RBS Securities Japan relating to (a) any of the conduct described in the Statement of Facts attached hereto as Exhibit 3, (b) any of the conduct described in the Statement of Facts attached as Attachment A to the DPA, or (c) information disclosed by RBS Securities Japan or RBS to the Department prior to the date of this Agreement relating to the manipulation, attempted manipulation, or interbank coordination of benchmark rates, including those benchmark rates identified in Attachment C to the DPA. This paragraph does not provide any protection against prosecution for manipulation of interest rates, any scheme to defraud counterparties to interest rate derivatives trades placed on its behalf, or any antitrust violation in the future by RBS Securities Japan or by any of its officers, directors, employees, or agents, whether or not disclosed by RBS Securities Japan pursuant to the terms of this Agreement. This Agreement does not close or preclude the investigation or prosecution of any natural persons, including any officers, directors, employees, or agents of RBS Securities Japan, who may have been involved in any of the matters

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set forth in the Information, Attachment A of the DPA, or in any other matters.

Factual Basis

11. RBS Securities Japan is pleading guilty because it is guilty of the charge contained in the Information. RBS Securities Japan admits, agrees, and stipulates that the factual allegations set forth in the Information are true and correct, that it is responsible for the acts of its present and former officers and employees described in the Statement of Facts attached hereto and incorporated herein as Exhibit 3, and that Exhibit 3 accurately reflects RBS Securities Japan's criminal conduct. RBS Securities Japan also admits, agrees, and stipulates that Attachment A to the DPA, to the extent that Attachment A describes the conduct of employees of RBS Securities Japan, is true and correct, and that RBS Securities Japan is responsible for such conduct.

RBS Securities Japan's Waiver of Rights, Including the Right to Appeal

12. Federal Rule of Criminal Procedure 11(f) and Federal Rule of Evidence 410 limit the admissibility of statements made in the course of plea proceedings or plea discussions in both civil and criminal proceedings, if the guilty plea is later withdrawn. RBS Securities Japan expressly warrants that it has

8

discussed these rules with its counsel and understands them. Solely to the extent set forth below, RBS Securities Japan voluntarily waives and gives up the rights enumerated in Federal Rule of Criminal Procedure 11(f) and Federal Rule of Evidence 410. Specifically, RBS Securities Japan understands and agrees that any statements that it makes in the course of its guilty plea or in connection with the Agreement are admissible against it for any purpose in any U.S. federal criminal proceeding if, even though the Department has fulfilled all of its obligations under this Agreement and the Court has imposed the agreed-upon sentence, RBS Securities Japan nevertheless withdraws its guilty plea.

13. RBS Securities Japan knowingly, intelligently, and voluntarily waives its right to appeal the conviction in this case. RBS Securities Japan similarly knowingly, intelligently, and voluntarily waives the right to appeal the sentence imposed by the Court. In addition, RBS Securities Japan knowingly, intelligently, and voluntarily waives the right to bring any collateral challenge, including challenges pursuant to Title 28, United States Code, Section 2255, challenging either the conviction, or the sentence imposed in this case, including a claim of ineffective assistance of counsel. RBS Securities Japan waives all defenses based on the statute of limitations and venue with respect to any prosecution

9

that is not time-barred on the date that this Agreement is signed in the event that: (a) the conviction is later vacated for any reason; (b) RBS Securities Japan violates this Agreement; or (c) the plea is later withdrawn, provided such prosecution is brought within one year of any such vacation of conviction, violation of agreement, or withdrawal of plea plus the remaining time period of the statute of limitations as of the date that this Agreement is signed. The Department is free to take any position on appeal or any other post-judgment matter.

Penalty

14. The statutory maximum sentence that the Court can impose for a violation of Title 18, United States Code, Section 1343, if the violation affects a financial institution, is a fine of $1 million or twice the gross pecuniary gain or gross pecuniary loss resulting from the offense, whichever is greatest, Title 18, United States Code, Section 3571(c)(3),(d); five years' probation, Title 18, United States Code, Section 3561(c)(1); and a mandatory special assessment of $400, Title 18, United States Code, Section 3013(a)(2)(B).

Sentencing Recommendation

15. Pursuant to Fed. R. Crim. P. 11(c)(1)(C), the

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Department and RBS Securities Japan have agreed to a specific sentence of a fine in the amount of $50,000,000 and a special assessment of $400. The Parties agree that this $50,000,000 fine and the $400 special assessment shall be paid to the Clerk of Court, United States District Court for the District of Connecticut, within ten (10) business days after sentencing. The Department and RBS Securities Japan have agreed that all or a portion of the fine may be paid by one or more related RBS entities, including RBS Securities Japan's parent company, RBS, on behalf of RBS Securities Japan, consistent with RBS policy and practice. RBS Securities Japan acknowledges that no tax deduction may be sought in connection with the payment of this $50,000,000 fine.

16. The parties further agree, with the permission of the Court, to waive the requirement of a Pre-Sentence Investigation report pursuant to Federal Rule of Criminal Procedure 32(c)(1)(A)(ii), based on a finding by the Court that the record contains information sufficient to enable the Court to meaningfully exercise its sentencing power. The parties agree, however, that in the event the Court orders the preparation of a pre-sentence report prior to sentencing, such order will not affect the agreement set forth herein.

17. In the event the Court directs the preparation of

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a Pre-Sentence Investigation report, the Department will fully inform the preparer of the pre-sentence report and the Court of the facts and law related to RBS Securities Japan's case. Except as set forth in this Agreement, the parties reserve all other rights to make sentencing recommendations to address questions posed by the Court or the Probation Office and to respond to motions and arguments by the opposing party.

18. This agreement is presented to the Court pursuant to Fed. R. Crim. P. 11(c)(1)(C). RBS Securities Japan understands that, if the Court rejects this Agreement, the Court must: (a) inform the parties that the Court rejects the Agreement; (b) advise RBS Securities Japan's counsel that the Court is not required to follow the Agreement and afford RBS Securities Japan the opportunity to withdraw its plea; and (c) advise RBS Securities Japan that if the plea is not withdrawn, the Court may dispose of the case less favorably toward RBS Securities Japan than the Agreement contemplated. RBS Securities Japan further understands that if the Court refuses to accept any provision of this Agreement, except paragraph 16 above, neither party shall be bound by the provisions of the Agreement.

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Breach of Agreement

19. RBS Securities Japan agrees that if it breaches this Agreement, commits any federal crime between the date of this Agreement and the expiration of the DPA, or has provided or provides deliberately false, incomplete, or misleading information in connection with this Agreement, the Department may, in its sole discretion, characterize such conduct as a breach of this Agreement. In the event of such a breach, (a) the Department will be free from its obligations under the Agreement and may take whatever position it believes appropriate as to the sentence; (b) RBS Securities Japan will not have the right to withdraw the guilty plea; (c) RBS Securities Japan shall be fully subject to criminal prosecution for any other crimes that it has committed or might commit, if any, including perjury and obstruction of justice; and (d) the Department will be free to use against RBS Securities Japan, directly and indirectly, in any criminal or civil proceeding any of the information or materials provided by RBS Securities Japan pursuant to this Agreement, as well as the admitted Statement of Facts attached as Exhibit 3.

20. In the event of a breach of this Agreement by RBS Securities Japan, if the Department elects to pursue criminal

13

charges, or any civil or administrative action that was not filed as a result of this Agreement, then:

a. RBS Securities Japan agrees that any applicable statute of limitations is tolled between the date of RBS Securities Japan's signing of this Agreement and the discovery by the Department of any breach by RBS Securities Japan plus one year; and

b. RBS Securities Japan gives up all defenses based on the statute of limitations (as described in Paragraph 13), any claim of pre-indictment delay, or any speedy trial claim with respect to any such prosecution or action, except to the extent that such defenses existed as of the date of the signing of this Agreement.

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FOR THE DEPARTMENT OF JUSTICE, CRIMINAL DIVISION, FRAUD SECTION:

DENIS J. McINERNEY
Chief, Fraud Section
Criminal Division
United States Department of Justice

Date: February 5, 2013 By: ______________________
Patrick F. Stokes
Daniel A. Braun
Deputy Chiefs, Fraud Section

Date: February 5, 2013 By: ______________________
Gary A. Winters
Trial Attorney, Fraud Section

FOR THE DEPARTMENT OF JUSTICE, ANTITRUST DIVISION:

DEIRDRE A. McEVOY
Chief, New York Field Office
Antitrust Division
United States Department of Justice

Date: 2/5/13 By: ______________________
Elizabeth B. Prewitt
Assistant Chief,
New York Field Office
Antitrust Division

Date: 2/5/13 By: ______________________
Eric L. Schleef
Richard A. Powers
Trial Attorneys, Antitrust Division

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CERTIFICATE OF COUNSEL

I am counsel for RBS SECURITIES JAPAN LIMITED ("RBS Securities Japan") in the matter covered by this Agreement. In connection with such representation, I have examined relevant RBS Securities Japan documents and have discussed the terms of this Agreement with RBS Securities Japan's Board of Directors. Based on our review of the foregoing materials and discussions, I am of the opinion that the representative of RBS Securities Japan has been duly authorized to enter into this Agreement on behalf of RBS Securities Japan and that this Agreement has been duly and validly authorized, executed, and delivered on behalf of RBS Securities Japan and is a valid and binding obligation of RBS Securities Japan. Further, I have carefully reviewed the terms of this Agreement with the Board of Directors and the Head of RBS Legal Japan. I have fully advised them of the rights of RBS Securities Japan, of possible defenses, of the Sentencing Guidelines' provisions and of the consequences of entering into this Agreement. To my knowledge, the decision of RBS Securities Japan to enter into this Agreement, based on the authorization of the Board of Directors, is an informed and voluntary one.

Date: February 5, 2013 By: ____________________

David Raskin, Esq.
David Yeres, Esq.
Robert G. Houck, Esq.
Clifford Chance US LLP
Counsel for RBS Securities Japan Limited

COMPANY OFFICER'S CERTIFICATE

I have read this Agreement and carefully reviewed every part of it with outside counsel for RBS Securities Japan Limited ("RBSSJ"). I understand the terms of this Agreement and voluntarily agree, on behalf of RBSSJ, to each of its terms. Before signing this Agreement, I consulted outside counsel for RBSSJ. Counsel fully advised me of the rights of RBSSJ, of possible defences, of the Sentencing Guidelines' provisions, and of the consequences of entering into this Agreement.

I have carefully reviewed the terms of this Agreement with the Board of Directors of RBSSJ. I have advised and caused outside counsel for RBSSJ to advise the Board of Directors fully of the rights of RBSSJ, of possible defences, of the Sentencing Guidelines' provisions, and of the consequences of entering into the Agreement.

No promises or inducements have been made other than those contained in this Agreement. Furthermore, no one has threatened or forced me, or to my knowledge any person authorizing this Agreement on behalf of RBSSJ, in any way to enter into this Agreement. I am also satisfied with outside counsel's representation in this matter. I certify that I am duly authorized by RBSSJ to execute this Agreement on behalf of RBSSJ.

Date: 4 February, 2013

RBS Securities Japan Limited

By: Kengo Okamoto

Kengo Okamoto
Head of RBS Legal Japan

AMR-402392-v1 - 1 - 80-40472858

CERTIFICATE OF CORPORATE RESOLUTION OF RBS SECURITIES JAPAN LIMITED

On February 4, 2013, the Board of Directors of RBS Securities Japan Limited (the "**Company**") resolved as follows:

Having considered:

The terms of the proposed Information and a Plea Agreement, with appendices, as circulated to the Board on February 4, 2013 (the "**Plea Agreement**").

The advice to the Board from its legal counsel regarding the terms of the Plea Agreement, as well as the advice regarding the waiver of rights and other consequences of signing the Plea Agreement.

The Board hereby **RESOLVES** that:

1. It is in the Company's best commercial interests to enter the guilty plea provided for, and agrees to the other terms provided in the Plea Agreement with the DOJ in substantially the form and substance of the form of Plea Agreement presented to this Board.

2. The directors of the Company and legal counsel for the Company are hereby each individually authorized on behalf of the Company, to execute and deliver the Plea Agreement, substantially in such form as reviewed by this Board, with such changes as such directors or legal counsel may approve.

4. Kengo Okamoto, Head of RBS Legal Japan or his delegate, is authorized (i) to execute the Plea Agreement on behalf of the Company, with such modifications as he may approve, (ii) to act and speak on behalf of the Company, in any proceeding or as otherwise necessary, for the purpose of executing the Plea Agreement, including entry of a guilty plea on behalf of the Company, and (iii) to take further action necessary to carry into effect the intent and purpose of these Written Resolutions.

5. In addition to such other delegates as he may select, Sheldon Goldfarb, General Counsel, RBS Americas and Kathleen McCarthy, Head of Litigation, RBS Americas are delegated the authority granted to Kengo Okamoto by these Written Resolutions.

HKG-1-978226-v1

- 1 -

7. The representative directors of the Company are individually authorized to provide to the DOJ a certified copy of these Written Resolutions.

Date: February 4, 2013

By: ______________________
Director
RBS Securities Japan Limited

HKG-1-978226-v1

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pursuant to 28 U.S.C. § 1961 (2006). Respondents shall pay the CMP Obligation by electronic funds transfer, U.S. postal money order, certified check, bank cashier's check, or bank money order. If payment is to be made other than by electronic funds transfer, then the payment shall be made payable to the Commodity Futures Trading Commission and sent to the address below:

Commodity Futures Trading Commission
Division of Enforcement
ATTN: Accounts Receivables --- AMZ 340
E-mail Box: 9-AMC-AMZ-AR-CFTC
DOT/FAA/MMAC
6500 S. MacArthur Blvd.
Oklahoma City, OK 73169
Telephone: (405) 954-5644

If payment is to be made by electronic funds transfer, Respondents shall contact Linda Zurhorst or her successor at the above address to receive payment instructions and shall fully comply with those instructions. Respondents shall accompany payment of the CMP Obligation with a cover letter that identifies the paying Respondents and the name and docket number of this proceeding. The paying Respondents shall simultaneously transmit copies of the cover letter and the form of payment to the Chief Financial Officer, Commodity Futures Trading Commission, Three Lafayette Centre, 1155 21st Street, NW, Washington, D.C. 20581.

C. Respondents and their successors and assigns shall comply with the following conditions and undertakings set forth in the Offer:

1. PRINCIPLES[23]

i. RBS agrees to undertake the following: (1) to ensure the integrity and reliability of its Benchmark Interest Rate Submission(s), presently and in

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[23] The following terms are defined as follows:

Benchmark Interest Rate: An interest rate for a currency and maturity/tenor that is calculated based on data received from market participants and published to the market on a regular, periodic basis, such as LIBOR and Euribor;

Benchmark Publisher: A banking association or other entity that is responsible for or oversees the calculation and publication of a Benchmark Interest Rate;

Submission(s): The interest rate(s) submitted for each currency and maturity/tenor to a Benchmark Publisher. For example, if RBS submits a rate for one month and three month U.S. Dollar LIBOR, that would constitute two Submissions;

Submitter(s): The person(s) responsible for determining and/or transmitting the Submission(s); and

Supervisor(s): The person(s) immediately and directly responsible for supervising any portion of the process of Submission(s) and/or any of the Submitter(s).

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the future; and (2) to identify, construct and promote effective methodologies and processes of setting Benchmark Interest Rates, in coordination with efforts by Benchmark Publishers, in order to ensure the integrity and reliability of Benchmark Interest Rates in the future.

ii. RBS represents and undertakes that each Benchmark Interest Rate Submission by RBS shall be based upon a rigorous and honest assessment of information, and shall not be influenced by internal or external conflicts of interest, or other factors or information extraneous to any rules applicable to the setting of a Benchmark Interest Rate.

2. INTEGRITY AND RELIABILITY OF BENCHMARK INTEREST RATE SUBMISSIONS

i. DETERMINATION OF SUBMISSIONS: RBS shall determine its Submission(s) based on the following Factors, Adjustments and Considerations, unless otherwise prohibited by or contrary to an affirmative obligation imposed by any law or regulation, or the rules or definitions issued by a Benchmark Publisher. RBS's transactions shall be given the greatest weight in determining its Submissions, subject to applying appropriate Adjustments and Considerations in order to reflect the market measured by the Benchmark Interest Rate.[24]

RBS shall determine its Submissions as described in these Undertakings within fourteen (14) days of the entry of this Order.

- Factor 1 — RBS's Borrowing or Lending Transactions Observed by RBS's Submitters:

    a. RBS's transactions in the market as defined by the Benchmark Publisher for the particular Benchmark Interest Rate;

    b. RBS's transactions in other markets for unsecured funds, including, but not limited to, certificates of deposit and issuances of commercial paper; and

    c. RBS's transactions in various related markets, including, but not limited to, Overnight Index Swaps, foreign currency forwards, repurchase agreements, futures, and Fed Funds.

[24] The rules used by Benchmark Publishers to determine Benchmark Interest Rates vary, may not be consistent with each other, and provide different levels of guidance as to how to make Submissions.

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- Factor 2 — Third Party Transactions Observed by RBS's Submitters:

    a. Transactions in the market as defined by the Benchmark Interest Rate relevant to each of the Submission(s);

    b. Transactions in other markets for unsecured funds, including, but not limited to, certificates of deposit and issuances of commercial paper; and

    c. Transactions in various related markets, including, but not limited to, Overnight Index Swaps, foreign currency forwards, repurchase agreements, futures, and Fed Funds.

- Factor 3 — Third Party Offers Observed by RBS's Submitters:

    a. Third party offers to RBS in the market as defined by the Benchmark Publisher relevant to each of the Submission(s);

    b. Third party offers in other markets for unsecured funds, including, but not limited to, certificates of deposit and issuances of commercial paper, provided to RBS by interdealer brokers (*e.g.*, voice brokers); and

    c. Third party offers provided to RBS in various related markets, including, but not limited to, Overnight Index Swaps, foreign currency forwards, repurchase agreements, and Fed Funds.

- Adjustments and Considerations: All of the following Adjustments and Considerations may be applied with respect to each of the Factors above:

    a. Time: With respect to the Factors considered above, proximity in time to the Submission(s) increases the relevance of that Factor;

    b. Market Events: RBS may adjust its Submission(s) based upon market events, including price variations in related markets, that occur prior to the time at which the Submission(s) must be made to the Benchmark Publisher. That adjustment shall reflect measurable effects on transacted rates, offers or bids;

    c. Term Structure: As RBS applies the above Factors, if RBS has data for any maturity/tenor described by a Factor, then

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RBS may interpolate or extrapolate the remaining maturities/tenors from the available data;

d. Credit Standards: As RBS applies the above Factors, adjustments may be made to reflect RBS's credit standing and/or the credit spread between the market as defined by the Benchmark Publisher and transactions or offers in the related markets used in the Factors above. Additionally, RBS may take into account counterparties' credit standings, access to funds, and borrowing or lending requirements, and third party offers considered in connection with the above Factors; and

e. Non-representative Transactions: To the extent a transaction included among the Factors above significantly diverges in an objective manner from other transactions, and that divergence is not due to market events as addressed above, RBS may exclude such transactions from its determination of its Submission(s).

ii. SUPERVISOR(S) REVIEW: Effective within fourteen (14) days of the entry of this Order, each daily Submission shall be reviewed by a Supervisor on a daily basis after the Submission(s) are made to the Benchmark Publisher.[25]

iii. QUALIFICATIONS OF SUBMITTER(S) AND SUPERVISOR(S): All Submitter(s) shall have significant experience in the markets for the Benchmark Interest Rate to which they are submitting or a comparable market, but may designate less experienced parties, who routinely work under their supervision, to make Submission(s) during limited periods of absence. All Supervisors shall have significant experience in the markets for the relevant Benchmark Interest Rate or a comparable market. Submitters, Supervisors and any parties designated to make Submission(s) when the Submitter(s) are absent shall not be assigned to any derivatives trading desk, unit or division within RBS, or participate in derivatives trading other than that associated with RBS's liquidity and liability management. The compensation of Submitter(s) and Supervisor(s) also shall not be directly based upon derivatives trading, other than that associated with RBS's liquidity and liability management.

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[25] Insofar as this Section 2 of the Undertakings entitled "INTEGRITY AND RELIABILITY OF BENCHMARK INTEREST RATE SUBMISSIONS" applies to RBS offices in Russia, Romania and Indonesia, RBS shall have until October 25, 2013 to implement the provisions of this section with respect to those three offices; provided, however, for those offices, RBS must comply with Section 2(i) above and make its Submissions in accordance with the Factors, Adjustments and Considerations identified above within 14 days of the entry of the Order.

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iv. <u>FIREWALLS: INTERNAL CONTROLS REGARDING IMPROPER COMMUNICATIONS AND SUBMISSIONS</u>: RBS shall implement internal controls and procedures to prevent improper communications with Submitter(s) and Supervisor(s) regarding Submission(s) or prospective Submission(s) to ensure the integrity and reliability of its Submission(s). Such internal controls and procedures shall include, but not be limited to:

- The "firewalls" contemplated herein will be implemented through written policies and procedures that delineate proper and improper communications with Submitter(s) and Supervisor(s), whether internal or external to RBS. For these purposes, improper communications shall be any attempt to influence RBS's Submission(s) for the benefit of any derivatives trading position (whether of RBS or any third party) or any attempt to cause RBS's Submitter(s) to violate any applicable Benchmark Publisher's rules or definitions, or Section 2 of these Undertakings; and

- A requirement that the Submitter(s) shall not be located in close proximity to traders who primarily deal in derivatives products that reference a Benchmark Interest Rate to which RBS contributes any Submission(s). The two groups should be separated such that neither can hear the other.

v. <u>DOCUMENTATION</u>: RBS shall provide the documents set forth below promptly and directly to the Commission upon request, without subpoena or other process, regardless of whether the records are held outside of the United States, to the extent permitted by law.

- For each Submission, RBS shall contemporaneously memorialize, and retain in an easily accessible format for a period of five (5) years after the date of each Submission, the following information:

  a. The Factors, Adjustments and Considerations described in Section 2(i) above that RBS used to determine its Submission(s), including, but not limited to, identifying any non-representative transactions excluded from the determination of the Submission(s) and the basis for such exclusions, as well as identifying all transactions given the greatest weight or considered to be the most relevant, and the basis for such conclusion;

  b. All models or other methods used in determining RBS's Submission(s), such as models for credit standards and/or term structure, and any adjustments made to the Submission(s) based on such models or other methods;

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c. Relevant data and information received from interdealer brokers used in connection with determining RBS's Submission(s) including, but not limited to, the following:

  - Identification of the specific offers and bids relied upon by RBS when determining each Submission; and

  - The name of each company and person from whom the information or data is obtained;

d. RBS's assessment of "reasonable market size" for its Submission(s) (or any other such criteria for the relevancy of transactions to a Benchmark Interest Rate), to the extent that the rules for a Benchmark Interest Rate require that pertinent transactions considered in connection with Submission(s) be of "reasonable market size" (or any other such criteria);

e. Information regarding market events considered by RBS in connection with determining its Submission(s), including, without limitation, the following:

  - The specific market announcement(s) or event(s); and

  - Any effect of such market event(s) on transacted rates, offers or bids in the relevant markets; and

f. The identity of the Submitter(s) who made, and the Supervisor(s) who reviewed, the Submission(s).

- For each Submission, RBS shall retain for a period of five (5) years after the date of each Submission, the following transactional data used by RBS to determine its Submission(s); the data shall be easily accessible and convertible into the Microsoft Excel file format; the data shall include, without limitation, the following to the extent known to RBS at the time of the Submission(s):

  a. Instrument;
  b. Maturity/tenor;
  c. Trade type (*i.e.*, loan/deposit, placing/taking);
  d. Buy/sell indicator;
  e. Transaction date (in mmddyyyy format);
  f. Maturity date (in mmddyyyy format);
  g. Value date (in mmddyyyy format);
  h. Loan effective date;

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i. Customer number;
j. Currency;
k. Ticket ID;
l. Timestamp;
m. Counterparty A (buyer/bidder);
n. Counterparty B (seller/offeror);
o. Nominal/notional size of the transaction;
p. Interest basis (360/365 day year);
q. The fixed interest rate; and
r. Any special or additional terms (*e.g.*, a repurchase agreement or some form of "non-vanilla agreement").

- Transaction Records: RBS shall retain for a period of five (5) years trade transaction records and daily position and risk reports, including (without limitation) monthly and quarterly position and risk reports, related to the trading activities of Submitter(s) and traders who primarily deal in derivatives products that reference a Benchmark Interest Rate; the records and reports shall be easily accessible and convertible into the Microsoft Excel file format.

- Requirement To Record Communications: RBS shall record and retain to the greatest extent practicable all of the following communications:

  a. All communications concerning the determination and review of the Submission(s); and

  b. All communications of traders who primarily deal in derivatives products that reference a Benchmark Interest Rate concerning trades, transactions, prices, or trading strategies pertaining to any derivative that references any Benchmark Interest Rate (or the supervision thereof).

  The above communications shall not be conducted in a manner to prevent RBS from recording such communications;

  Audio communications of Submitters and Supervisors shall be retained for a period of one (1) year. Audio communications of traders who primarily deal in derivatives products that reference a Benchmark Interest Rate, and who are located in the London, Tokyo, Singapore, and Connecticut offices of RBS, shall be retained for a period of six (6) months. Subject to a reasonable time to implement, RBS's audio retention requirements pursuant to these Undertakings shall commence within a reasonable period after the entry of this Order and shall continue for a period of five (5) years thereafter;

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All communications except audio communications shall be retained for a period of five (5) years; [26] and

Nothing in these Undertakings shall limit, restrict or narrow any obligations pursuant to the Act or the Commission's Regulations promulgated thereunder, including but not limited to Regulations 1.31 and 1.35, 17 C.F.R. §§ 1.31 and 1.35 (2012), in effect now or in the future.

vi. MONITORING AND AUDITING:

- Monitoring: RBS shall maintain or develop monitoring systems or electronic exception reporting systems that identify possible improper or unsubstantiated Submissions. Such reports will be reviewed on at least a weekly basis and if there is any significant deviation or issues, the underlying documentation for the Submission shall be reviewed to determine whether the Submission is adequately substantiated. If it is not substantiated, RBS shall notify its chief compliance officer(s) and the Benchmark Publisher;

- Periodic Audits: Starting six (6) months from the date of the entry of this Order, and continuing every six (6) months thereafter, unless an annual audit is scheduled at the same time, RBS shall conduct internal audits of reasonable, random samples of its Submission(s), the factors and all other evidence documenting the basis for such Submission(s), and communications of the Submitter(s) in order to verify the integrity and reliability of the process for determining Submission(s); and

- Annual Audits By Third Party Auditors: Starting one (1) year from the date of the entry of this Order, and continuing annually for four (4) additional years thereafter, RBS shall retain an independent, third-party auditor to conduct an audit of its Submission(s) and the process for determining Submission(s), which shall include, without limitation, the following:

[26] RBS also shall improve its current and future proprietary messaging systems within six (6) months of the entry of this Order. To ensure the prompt searching and retrieval of such internal messages, RBS shall retain all such messages in a form that identifies clearly the following information: a unique identifying code for each such internal communication such that it can be retrieved and referenced; specific identification of each participant in such a communication; with respect to a communication that takes the form of a chat room with three or more participants, the date and time (including applicable time zone) that each person joined and left that chat room; and the text of each message within each communication, including a date and time stamp for each message within a communication (including the applicable time zone).

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a. Reviewing communications of Submitter(s) and Supervisor(s);

b. Interviewing the Submitter(s) and Supervisor(s), to the extent they are still employed by RBS;

c. Obtaining written verification from the Submitter(s) and Supervisor(s), to the extent they are still employed by RBS, that the Submission(s) were consistent with this Order, the policies and procedures in place for making RBS's Submission(s), and the definitions applicable to the Benchmark Interest Rate for which RBS made Submission(s); and

d. A written audit report to be provided to RBS and the Commission (with copies addressed to the Commission's Division of Enforcement (the "Division")).

vii. <u>POLICIES, PROCEDURES AND CONTROLS</u>: Within sixty (60) days of the entry of this Order, RBS shall develop policies, procedures and controls to comply with each of the specific Undertakings set forth above with the goal of ensuring the integrity and reliability of its Submission(s). In addition, RBS shall develop policies, procedures and controls to ensure the following:

- The supervision of the Submission process;

- That any violations of the Undertakings or any questionable, unusual or unlawful activity concerning RBS's Submissions are reported to and investigated by RBS's compliance or legal personnel and reported, as necessary, to authorities and the Benchmark Publishers;

- The periodic but routine review of electronic communications and audio recordings of or relating to the Submission Process;

- Not less than monthly, the periodic physical presence of compliance personnel on the trading floors of the Submitter(s) and/or traders who primarily deal in derivatives products that reference a Benchmark Interest Rate in connection with these Policies, Procedures and Controls;

- The handling of complaints concerning the accuracy or integrity of RBS's Submission(s) including:

    a. Memorializing all such complaints;

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b. Review and follow-up by the chief compliance officer(s) or his designee of such complaints; and

- The reporting of material complaints to the Chief Executive Officer and Board of Directors, relevant self-regulatory organizations, the relevant Benchmark Publisher, the Commission, and/or other appropriate regulators.

viii. TRAINING: RBS shall develop training programs for all employees who are involved in its Submission(s), including, without limitation, Submitters and Supervisors, and all traders who primarily deal in derivatives products that reference a Benchmark Interest Rate. Submitters and Supervisors shall be provided with preliminary training regarding the policies, and procedures and controls developed pursuant to Section 2(vii) of these Undertakings. By no later than October 25, 2013, all Submitters, Supervisors, and traders who primarily deal in derivatives products that reference a Benchmark Interest Rate shall be fully trained in the application of these Undertakings to them, as set forth herein. Thereafter, such training will be provided promptly to employees newly assigned to any of the above listed responsibilities, and again to all Submitters, Supervisors and traders who primarily deal in derivatives products that reference a Benchmark Interest Rate as part of RBS's regular training programs. The training shall be based upon the individual's position and responsibilities, and as appropriate, address the following topics:

- The Undertakings set forth herein;

- The process of making Submission(s);

- The impropriety of attempting to influence the determination of RBS's Submission(s);

- The requirement to conduct all business related to RBS's Submission(s) on RBS's recorded telephone and electronic communications systems, and not on personal telephones or other electronic devices, as set forth in Section 2(v) of these Undertakings;

- The requirement to conduct certain business related to derivatives products that reference a Benchmark Interest Rate on RBS's recorded telephone and electronic communications systems, and not on personal devices or systems, as set forth in Section 2(v) of these Undertakings;

- The policies and procedures developed and instituted pursuant to these Undertakings; and

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- The employment and other potential consequences if employees act unlawfully or improperly in connection with RBS's Submission(s) or process for determining Submission(s).

ix. <u>REPORTS TO THE COMMISSION</u>:

- <u>Compliance with Undertakings</u>: Every four (4) months, starting 120 days from the entry of this Order, RBS shall make interim reports to the Commission, through the Division, explaining its progress towards compliance with the Undertakings set forth herein. Within 365 days of the entry of this Order, RBS shall submit a report to the Commission, through the Division, explaining how it has complied with the Undertakings set forth herein. The report shall attach copies of and describe the internal controls, policies and procedures that have been designed and implemented to satisfy the Undertakings. The report shall contain a certification from a representative of RBS's Executive Management, after consultation with RBS's chief compliance officer(s), that RBS has complied with the Undertakings set forth above, and that it has established policies, procedures and controls to satisfy the Undertakings set forth in this Order;

- <u>Submitter(s), Supervisor(s), and Heads of Appropriate Trading Desks</u>: Within fourteen (14) days of the entry of this Order, or as soon as practicable thereafter, RBS shall provide, meet with and explain these Undertakings to all Submitters, Supervisors and the head of each trading desk that primarily deals in derivatives that reference a Benchmark Interest Rate. Within that same time frame, RBS shall provide to the Commission, through the Division, written or electronic affirmations signed by each Submitter, Supervisor, and head of each trading desk that primarily deals in derivatives that reference a Benchmark Interest Rate, stating that he or she has received and read the Order and Undertakings herein, and that he or she understands these Undertakings to be effective immediately; and

- <u>Disciplinary and Other Actions</u>: RBS shall promptly report to the Commission, through the Division, all improper conduct related to any Submission(s) or the attempted manipulation or manipulation of a Benchmark Interest Rate, as well as any disciplinary action, or other law enforcement or regulatory action related thereto, unless *de minimis* or otherwise prohibited by applicable laws or regulations.

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3. DEVELOPMENT OF RIGOROUS STANDARDS FOR BENCHMARK INTEREST RATES

To the extent RBS is or remains a contributor to any Benchmark Interest Rate, RBS agrees to make its best efforts to participate in efforts by current and future Benchmark Publishers, other price reporting entities and/or regulators to ensure the reliability of Benchmark Interest Rates, and through its participation to encourage the following:

i. METHODOLOGY: Creating rigorous methodologies for the contributing panel members to formulate their Submissions. The aim of such methodologies should be to result in a Benchmark Interest Rate that accurately reflects the rates at which transactions are occurring in the market being measured by that Benchmark Interest Rate;

ii. VERIFICATION: Enforcing the use of those methodologies through an effective regime of documentation, monitoring, supervision and auditing, required by and performed by the Benchmark Publishers, and by the contributing panel members internally;

iii. INVESTIGATION: Facilitating the reporting of complaints and concerns regarding the accuracy or integrity of Submissions to Benchmark Interest Rates or the published Benchmark Interest Rate, and investigating those complaints and concerns thoroughly;

iv. DISCIPLINE: Taking appropriate action if, following a thorough confidential investigation, the Benchmark Publisher determines that a complaint or concern regarding the accuracy or integrity of a Submission or the published Benchmark Interest Rate has been substantiated;

v. TRANSPARENCY: Making regular reports to the public and the markets of facts relevant to the integrity and reliability of each Benchmark Interest Rate. Such reports should include, but not be limited to, the following:

- At the time each Benchmark Interest Rate is published, the Benchmark Publisher should display prominently whether each rate is based entirely on transactions in the market the rate is supposed to reflect, or whether it instead is based, in whole or in part, on other data or information;

- The Benchmark Publisher also should make periodic reports regarding the number and nature of complaints and concerns received regarding the accuracy or integrity of Submissions or the published Benchmark Interest Rate while maintaining the anonymity of all those who have reported or are the subject of complaints and concerns;

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- The Benchmark Publisher should additionally make periodic reports regarding the results of all investigations into such complaints and concerns while maintaining the anonymity of all those involved in investigations that have not yet been completed; and

vi. FORMULATION: Periodically examining whether each Benchmark Interest Rate accurately reflects the rate at which transactions are occurring in the market being measured (using the statistical method prescribed by that Benchmark Interest Rate), and evaluating whether the definition and instructions should be revised, or the composition of the panel changed;

Such examinations should include a rigorous mathematical comparison of transactions in the relevant market with the published Benchmark Interest Rate on the same day over a specified period, and a determination of whether any differences are statistically or commercially significant.

RBS shall report periodically, on at least a quarterly basis, to the Commission, through the Division, either orally or in writing, on its participation in such efforts, to the extent that such reporting is not otherwise prohibited by law or regulations, by the rules issued by Benchmark Publishers, or by nondisclosure agreements by and between RBS and Benchmark Publishers.

4. COOPERATION WITH THE COMMISSION

i. Respondents shall cooperate fully and expeditiously with the Commission, including the Division, and any other governmental agency in this action, and in any investigation, civil litigation, or administrative matter related to the subject matter of this action or any current or future Commission investigation related thereto. As part of such cooperation, Respondents agree to the following for a period of five (5) years from the date of the entry of this Order, or until all related investigations and litigation are concluded, including through the appellate review process, whichever period is longer:

- Preserve all records relating to the subject matter of this proceeding, including, but not limited to, audio files, electronic mail, other documented communications, and trading records;

- Comply fully, promptly, completely, and truthfully with all inquiries and requests for information or documents;

- Provide authentication of documents and other evidentiary material;

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- Provide copies of documents within RBS's possession, custody or control;

- Subject to applicable laws and regulations, RBS will make its best efforts to produce any current (as of the time of the request) officer, director, employee, or agent of RBS, regardless of the individual's location, and at such location that minimizes Commission travel expenditures, to provide assistance at any trial, proceeding, or Commission investigation related to the subject matter of this proceeding, including, but not limited to, requests for testimony, depositions, and/or interviews, and to encourage them to testify completely and truthfully in any such proceeding, trial, or investigation; and

- Subject to applicable laws and regulations, RBS will make its best efforts to assist in locating and contacting any prior (as of the time of the request) officer, director, employee or agent of RBS;

ii. RBS also agrees that it will not undertake any act that would limit its ability to cooperate fully with the Commission. RBS will designate an agent located in the United States of America to receive all requests for information pursuant to these Undertakings, and shall provide notice regarding the identity of such Agent to the Division upon entry of this Order. Should RBS seek to change the designated agent to receive such requests, notice of such intention shall be given to the Division fourteen (14) days before it occurs. Any person designated to receive such request shall be located in the United States of America; and

iii. RBS and the Commission agree that nothing in these Undertakings shall be construed so as to compel RBS to continue to contribute Submission(s) related to any Benchmark Interest Rate. Without prior consultation with the Commission, RBS remains free to withdraw from the panel of contributors to any Benchmark Interest Rate.

5. PROHIBITED OR CONFLICTING UNDERTAKINGS

Should the Undertakings herein be prohibited by, or be contrary to the provisions of any obligations imposed on RBS by any presently existing, or hereinafter enacted or promulgated laws, regulations, regulatory mandates, or the rules or definitions issued by a Benchmark Publisher, then RBS shall promptly transmit notice to the Commission (through the Division) of such prohibition or conflict, and shall meet and confer in good faith with the Commission (through the Division) to reach an agreement regarding possible modifications to the Undertakings herein sufficient to resolve such inconsistent obligations. In the interim, RBS will abide by the obligations imposed by the law, regulations, regulatory mandates and Benchmark Publishers' rules and definitions. Nothing in

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these Undertakings shall limit, restrict or narrow any obligations pursuant to the Act or the Commission's Regulations promulgated thereunder, including but not limited to Regulations 1.31 and 1.35, 17 C.F.R. §§ 1.31 and 1.35 (2012), in effect now or in the future.

6. PUBLIC STATEMENTS

Respondents agree that neither they nor any of their successors and assigns, agents or employees under their authority or control shall take any action or make any public statement denying, directly or indirectly, any findings or conclusions in this Order or creating, or tending to create, the impression that this Order is without a factual basis; provided, however, that nothing in this provision shall affect Respondents' (i) testimonial obligations, or (ii) right to take legal positions in other proceedings to which the Commission is not a party. Respondents and their successors and assigns shall undertake all steps necessary to ensure that all of their agents and/or employees under their authority or control understand and comply with this agreement.

D. <u>Partial Satisfaction</u>: Respondents understand and agree that any acceptance by the Commission of partial payment of Respondents' CMP Obligation shall not be deemed a waiver of their obligation to make further payments pursuant to this Order, or a waiver of the Commission's right to seek to compel payment of any remaining balance.

The provisions of this Order shall be effective as of this date.

By the Commission.

____
Melissa Jurgens
Secretary of the Commission
Commodity Futures Trading Commission

Dated: February ____, 2013

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EXHIBIT 3

STATEMENT OF FACTS

The following Statement of Facts is incorporated by reference as part of the Plea Agreement between the Fraud Section of the Criminal Division and the Antitrust Division of the United States Department of Justice (together, the "Department") and RBS Securities Japan Limited ("RBS Securities Japan" or "RBSSJ"), and RBS Securities Japan hereby agrees and stipulates that the following information is true and accurate. RBS Securities Japan admits, accepts, and acknowledges that it is responsible for the acts of its officers, employees, and agents as set forth below. Had this matter proceeded to a trial or sentencing hearing, the Department would have proven, by the applicable standard of proof and by admissible evidence, the facts alleged below and set forth in the criminal Information. This evidence would establish the following:

I.

BACKGROUND

A. *LIBOR*

1. Since its inception in approximately 1986, the London Interbank Offered Rate ("LIBOR") has been a benchmark interest rate used in financial markets around the world. Futures, options, swaps, and other derivative financial instruments traded in the over-the-counter market and on exchanges worldwide are settled based on LIBOR. The Bank of International Settlements has estimated that in the second half of 2009, for example, the notional amount of over-the-counter interest rate derivative contracts was valued at approximately $450 trillion. In addition, mortgages, credit cards, student loans, and other consumer lending products often use LIBOR as a reference rate.

2. LIBOR is published under the auspices of the British Bankers' Association ("BBA"), a trade association with over 200 member banks that addresses issues involving the United Kingdom banking and financial services industries. The BBA defines LIBOR as:

> The rate at which an individual Contributor Panel bank could borrow funds, were it to do so by asking for and then accepting inter-bank offers in reasonable market size, just prior to 11:00 [a.m.] London time.

This definition has been in place since approximately 1998.

3. LIBOR rates were initially calculated for three currencies: the United States Dollar, the British Pound Sterling, and the Japanese Yen. Over time, the use of LIBOR expanded, and benchmark rates were calculated for ten currencies, including the original three.

4. The LIBOR for a given currency is the result of a calculation based upon submissions from a panel of banks for that currency (the "Contributor Panel") selected by the BBA. Each member of the Contributor Panel submits its rates every

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London business day through electronic means to Thomson Reuters, as an agent for the BBA, by 11:10 a.m. London time. Once each Contributor Panel bank has submitted its rate, the contributed rates are ranked. The highest and lowest quartiles are excluded from the calculation, and the middle two quartiles (i.e., 50% of the submissions) are averaged to formulate the resulting LIBOR "fix" or "setting" for that particular currency and maturity.

5. The LIBOR contribution of each Contributor Panel bank is submitted to between two and five decimal places, and the LIBOR fix is rounded, if necessary, to five decimal places. In the context of measuring interest rates, one "basis point" (or "bp") is one-hundredth of one percent (0.01%).

6. Thomson Reuters calculates and publishes the rates each business day by approximately 11:30 a.m. London time. Fifteen maturities (or "tenors") are quoted for each currency, ranging from overnight to twelve months. The published rates are made available worldwide by Thomson Reuters and other data vendors through electronic means and through a variety of information sources. In addition to the LIBOR fix resulting from the calculation, Thomson Reuters publishes each Contributor Panel bank's submitted rates along with the names of the banks.

7. According to the BBA, each Contributor Panel bank must submit its rate without reference to rates contributed by other Contributor Panel banks. The basis for a Contributor Panel

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bank's submission, according to a clarification the BBA issued in June 2008, must be the rate at which members of the bank's staff primarily responsible for management of the bank's cash, rather than the bank's derivatives trading book, consider that the bank can borrow unsecured inter-bank funds in the London money market. Further, according to the BBA, a Contributor Panel bank may not contribute a rate based on a desire to benefit its position in any derivative financial instrument. In other words, a Contributor Panel bank's LIBOR submissions should not be influenced by its motive to maximize profit or minimize losses in derivatives transactions tied to LIBOR.

8. From at least 2006 through 2010, the Contributor Panel for Yen LIBOR was comprised of 16 banks, including The Royal Bank of Scotland plc ("RBS").

9. Because of the widespread use of LIBOR in financial markets, this rate plays a fundamentally important role in financial systems around the world.

B. *Interest Rate Swaps and Forward Rate Agreements*

10. An interest rate swap ("swap") is a financial derivative instrument in which two parties agree to exchange interest rate cash flows. If, for example, a party has a transaction in which it pays a fixed rate of interest but wishes to pay a floating rate of interest tied to a reference rate, it can enter into an interest rate swap to exchange its fixed rate

4

obligation for a floating rate one. Commonly, for example, Party A pays a fixed rate to Party B, while Party B pays a floating interest rate to Party A indexed to a reference rate like LIBOR. There is no exchange of principal amounts, which are commonly referred to as the "notional" amounts of the swap transactions. Interest rate swaps are traded over-the-counter; in other words, they are negotiated in transactions between counterparties and are not traded on exchanges.

11. A forward rate agreement is a derivative contract in which parties specify a rate of interest or currency exchange rate to be paid or received on a notional amount at a future date. Unlike an interest rate swap, which typically provides for an exchange of cash flows over a period of years, a forward rate agreement terminates on the specified settlement date.

12. The market for derivatives and other financial products linked to Yen LIBOR is global and is one of the largest and most active markets for such products in the world. A number of these products are traded in the United States - such as Yen-based swaps contracts traded over the counter - in transactions involving U.S.-based counterparties. For example, more than 15% of the total notional value of the transactions entered into by RBS's Yen derivatives traders from 2006 through 2010 involved U.S.-based counterparties often acting through their overseas offices.

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C. *RBS and RBS Securities Japan*

13. RBS is a financial services corporation with headquarters located in Edinburgh, Scotland. RBS has banking divisions and subsidiaries around the world, including in the United States, with its United States headquarters located in Stamford, Connecticut. From 2006 to 2010, one of RBS's divisions was Global Banking and Markets ("GBM"). The GBM division had employees in multiple legal entities associated with RBS, including RBS Securities Japan. RBSSJ is a wholly-owned subsidiary of RBS that engages in investment banking operations, including derivatives trading, with its principal place of business in Tokyo, Japan. RBS, through its GBM division, employed money market traders and derivatives traders[1] throughout the world, including in Stamford, Connecticut, and London. Many GBM derivatives traders in Tokyo were employed by RBS Securities Japan. RBS's and RBS Securities Japan's derivatives traders are responsible for trading a variety of financial instruments, some of which, such as interest rate swaps and forward rate agreements, are tied to LIBOR. RBS's money market traders are responsible for, among other things,

---

[1] The term "derivatives traders" includes traders on RBS's short-term interest rates desks. These desks were responsible for shorter-term derivatives trading books.

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trading cash and ensuring that RBS has sufficient funding with regard to specific currencies.

D. *RBS's LIBOR Submissions*

14. RBS's LIBOR submissions were made by designated LIBOR submitters. The primary Yen LIBOR submitter was a money market trader based in London. Other money market traders, and at times derivatives traders, served as backup submitters for Yen LIBOR when the primary submitter was unavailable to make submissions.

II.

THE SCHEME TO DEFRAUD

15. At various times from as early as 2006 through at least 2010, certain RBSSJ derivatives traders engaged in a scheme to defraud RBS's counterparties by secretly attempting to manipulate and manipulating Yen LIBOR. They carried out this scheme by attempting to manipulate and manipulating RBS's Yen LIBOR submissions. Through that conduct, RBSSJ derivatives traders sought to influence, and on some occasions did influence, the published Yen LIBOR rates by acting in concert with RBS's Yen LIBOR submitters to provide false and misleading submissions to Thomson Reuters, which were then incorporated into the calculation of the final published rates.

16. RBSSJ derivatives traders, including a manager who had a derivatives trading book, engaged in this conduct in order to

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benefit their trading positions, and thereby increase their profits and decrease their losses. As these derivatives traders understood, they could only achieve those goals at the expense of their counterparties, whose trading positions would be affected to the same extent but in the opposite direction. The derivatives traders did not inform their counterparties that the traders were engaging in efforts to manipulate the Yen benchmarks to which the profitability of their trades was tied.

17. In light of the large notional values that form the basis for many derivatives trades tied to Yen LIBOR, even small movements in the Yen LIBOR rates can have a substantial impact on the profitability of trading positions.

18. To the extent that RBSSJ derivatives traders, in coordination with RBS Yen LIBOR submitters, were able to manipulate RBS's Yen LIBOR submissions, those submissions were false and misleading because they did not reflect RBS's actual and honest assessment of what its submission should have been based on the definition of LIBOR.

19. RBSSJ derivatives traders also entered into trades with counterparties after they had initiated, and while they planned to continue, their efforts to manipulate Yen LIBOR.

20. From the perspective of a counterparty, information that a derivatives trader on the opposite side of a trade was engaging in efforts to manipulate the Yen LIBOR rate to which

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the value of the trade was tied was material. False and misleading Yen LIBOR submissions that could affect the published rate were also material from a counterparty's perspective.

21. RBSSJ derivatives traders who participated in the conduct described above devised and carried out a scheme to defraud their counterparties, and to obtain money and property from their counterparties by means of materially false and fraudulent pretenses and representations, knowing that they were false and fraudulent when made and acting with fraudulent intent. This deceptive scheme involved efforts by RBSSJ derivatives traders to manipulate more than 100 Yen LIBOR rates.

III.

EXECUTION OF THE SCHEME TO DEFRAUD

22. In furtherance of the scheme described above and in Count I of the criminal Information, on or about October 5, 2009, an RBSSJ derivatives trader based in Tokyo, Trader-1,[2] engaged in an electronic chat with an RBS derivatives trader based in London regarding RBS's Yen LIBOR submissions for that day. Trader-1 asked over a series of three messages "can you ask [Submitter-1] if he can lower his 3mth libor?...by 1 bp...thanks[.]" The London derivatives trader responded to

[2] Derivatives traders and submitters are identified in this statement of facts by the same naming convention and numeric identifiers as those that appear in the statement of facts incorporated into the Deferred Prosecution Agreement between the United States and RBS, dated February 6, 2013.

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Trader-1 over a series of three messages, "yes...asking... done[.]" In a separate, nearly simultaneous electronic chat, the London derivatives trader asked Submitter-1, "can you lower 3s libor by 1bp if possible...thanks," to which Submitter-1 responded, "ok[.]" RBS dropped its 3-month Yen LIBOR submission by 1 basis point, tying it for the third lowest of all Contributor Panel banks.

IV.

RBS SECURITIES JAPAN'S ACCOUNTABILITY

23. RBS Securities Japan acknowledges that the wrongful acts taken by the participating employees in furtherance of the misconduct set forth above were within the scope of their employment at RBS Securities Japan. RBS Securities Japan acknowledges that the participating employees intended, at least in part, to benefit RBS Securities Japan through the actions described above. RBS Securities Japan acknowledges that due to this misconduct, counterparties to derivatives transactions located in the United States, including financial institutions, have been exposed to substantial risk of loss and have suffered actual financial loss.

24. RBS Securities Japan admits that this Statement of Facts is focused on the specific conduct described in Count One of the criminal Information and does not represent and is not

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intended to represent an exhaustive factual recitation of all the facts relating to the scheme to defraud as described herein.

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